

October 19, 2022

Shuang Liu
Chief Executive Officer, President, and Director
Goldenwell Biotech, Inc.
2071 Midway Drive
Twinsburg, OH 44087

>   **Re: Goldenwell Biotech, Inc.**
>   **Form 10-K for the Fiscal Year ended December 31, 2021**
>   **Filed April 1, 2022**
>   **Response Dated October 5, 2022**
>   **File No. 000-56275**

Dear Shuang Liu:

We have reviewed your October 5, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2022 letter.

Form 10-K for the Fiscal Year ended December 31, 2021

Management's Discussion and Analysis
General, page 11

1. We note that you have proposed revisions to various disclosures that will appear in an amendment to your annual report in response to prior comment one. Please further revise your disclosures and financial statements to address the following additional points.

    - We note that you deleted the reference to Gagfare Limited which was previously identified as a wholly-owned subsidiary that is incorporated in Hong Kong, also party to an agreement under which it would share 50% of earnings generated though certain website and mobile application platforms. Update your disclosure to explain what became of this entity and to describe the status of the agreement and the nature and extent of any business operations or plans, including any activities that would be conducted in the People's Republic of China (PRC), Hong Kong or Macau.

- Revise the amounts reported as Total Assets and Stockholders' Equity in the Financial Summary on page 4 to agree with the corresponding amounts on page F-2.

- Reposition the "Other income and expenses" group of line items on page F-3 to precede "Net loss before income taxes" and correct the measure of "Net loss before income taxes" reported on pages 11 and F-3.

- Expand the disclosure under Plan of Operation on page 11 to describe the circumstances under which you generated $15,967 in revenues from sales of your nutraceutical and dietary supplements, to clarify how this activity reconciles with disclosure under Going Concern on page 11, which states that no revenues are anticipated until you complete a financing and implement your business plan.

Management's Discussion and Analysis
Liquidity and Capital Resources, page 12

2. We note that you have added disclosure in the last paragraph on page 12, in response to prior comment two, of material hurdles to complete before you can sell your products commercially, and estimates of funding and the amount of time required to complete these activities. Please revise the accompanying disclosure, clarifying that you do not have any financing arranged and cannot provide investors with any assurance of being able to fund your *exploration activities*, to either correct this reference to exploration activities, or to explain how these activities reconcile with those described as the material hurdles.

Report of Independent Registered Public Accounting Firm, page F-1

3. We note that in response to prior comment three, you modified your Table of Contents on page 15 to include a reference to an audit report of Michael Gillespie & Associates, and revised the Exhibit Index on page 25 to list the firms consent.

    We understand that you will be filing the audit report and consent of this prior auditor along with the audit report of your present auditor in an amendment to your annual report.

    Please confirm that you have made appropriate arrangements with the prior auditor for a reissuance of their opinion in response to this comment.

       You may contact Joseph Klinko at (202) 551-3824 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller, Branch Chief at (202) 551-3686 with any other questions.

                                    Sincerely,

                                      Division of Corporation Finance
                                      Office of Energy & Transportation